VF 2-19-03

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SECU 03002616)MMISSION

SEC MAIL RECEIVED PROCESSING FEB 13 2003 WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 30302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sycamore Financial Group

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2713 Rockford Lane, Box 4058
(No. and Street)

Kokomo, (City) Indiana (State) 46094 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig A. Smith (317) 455-1554
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rider Kenley & Associates
(Name — *if individual, state last, first, middle name*)

3091 E. 98th Street, Suite 150 (Address) Indianapolis, (City) IN (State) 46280 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 06 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8 3 5

OATH OR AFFIRMATION

I, Craig A. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sycamore Financial Group, Inc., as of December 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Pres
Title

Notary Public
2/28/08

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIDER KENLEY & ASSOCIATES

SYCAMORE FINANCIAL GROUP

FINANCIAL STATEMENTS

December 31, 2002 and 2001

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION

3091 EAST 98TH STREET • SUITE 150 • INDIANAPOLIS, IN 46280 • 317-582-3000 • FAX 317-582-3010

SYCAMORE FINANCIAL GROUP

CONTENTS

RIDER KENLEY & ASSOCIATES

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Sycamore Financial Group
Kokomo, Indiana 46902

We have audited the accompanying statement of financial condition of Sycamore Financial Group as of December 31, 2002 and 2001 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sycamore Financial Group as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rider Kenley & Associates

Rider Kenley & Associates
January 17, 2003

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION

3091 EAST 98TH STREET • SUITE 150 • INDIANAPOLIS, IN 46280 • 317-582-3000 • FAX 317-582-3010

SYCAMORE FINANCIAL GROUP
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
Cash	$ 306	$ 9,703
Investment Securities (Note 2)	191,870	191,628
Other Investments (Note 3)	4,604	4,604
Deposits with Clearing Organizations and Correspondent Brokers	15,566	15,409
Receivable from Brokers and Dealers (Note 4)	2,269	1,517
Notes Receivable - Related Parties (Note 5)	5,465	-0-
Office Furniture, Fixtures and Equipment (Less Accumulated Depreciation of $64,100 and $113,614)	4,257	5,168
Prepaid Expenses	15,792	13,628
Prepaid Rent	-0-	3,325
Deferred Income Tax Benefit	7,752	3,064
Total Assets	$247,881	$248,046

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Payable to Brokers and Dealers (Note 4)	$ 40,963	$ 32,745
Accounts Payable, Accrued Expenses and Other Liabilities	2,329	25,112
Total Liabilities	43,292	57,857
Stockholders' Equity		
Common Stock (Authorized 10,000 shares, issued and outstanding: 4,392 in 2001 and 2000)	$ 43,897	43,897
Additional paid in capital	27,300	27,300
Treasury Stock (790 shares purchased)	(22,257)	(22,257)
Retained Earnings	155,649	141,249
Total Stockholders' Equity	204,589	190,189
Total Liabilities and Stockholders' Equity	$247,881	$248,046

The accompanying notes are an integral part of these financial statements.

SYCAMORE FINANCIAL GROUP
STATEMENTS OF INCOME
For the Year Ended December 31, 2002 and 2001

REVENUES

	2002	2001
Rental income	$ 29,607	$ 24,133
Commissions, marks and fees	1,205,372	1,293,780
Investment income (loss)	(21,609)	(63,209)
Total Revenue	1,213,370	1,254,704

EXPENSES

	2002	2001
Employee compensation and benefits	77,316	73,628
Commissions	923,651	1,013,685
Rent (equipment and occupancy)	69,531	66,000
Telephone, telegraph and postage	10,881	11,945
Depreciation and amortization	2,741	9,607
Promotional expense	20,173	33,158
Property Taxes	7,687	6,894
Other operating expense	91,678	68,778
Total Expenses	1,203,658	1,283,695
Income (loss) Before Income Tax	9,712	(28,991)
Income Tax Benefit (Expense) (Note 6)	4,688	6,715
Net Income (Loss)	$ 14,400	$ (22,276)
Earning (loss) per share of common stock	$ 3.28	$ (5.07)

The accompanying notes are an integral part of these financial statements.

SYCAMORE FINANCIAL GROUP
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2002 and 2001

	Capital Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings
Balances at January 1, 2001	$146,093	(22,257)	$ 27,300	$200,623
Additional Paid in Capital	---	---	---	---
Stock Issue	---	---	---	---
Purchase of Shares	(102,196)	---	---	(37,098)
Net Loss – 2001	---	---	---	(22,276)
December 31, 2001	43,897	(22,257)	27,300	141,249
Additional Paid-In Capital	---	---	---	---
Purchase of Shares	---	---	---	---
Stock issue		---	---	---
Net Income - 2002	---	---	---	14,400
Balances at December 31, 2002	$ 43,897	$(22,257)	$ 27,300	$155,649

The accompanying notes are an integral part of these financial statements.

SYCAMORE FINANCIAL GROUP
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002 and 2001

	2002	2001
Cash Flows From Operations		
Net Income (Loss)	$ 14,400	$ (22,276)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation and amortization	2,741	9,607
(Increase) decrease in broker deposit	(157)	(628)
(Increase) decrease in net receivables	(752)	(577)
(Increase) decrease in prepaid expenses	1,161	(8,772)
Increase (decrease) in deferred income tax benefit	(4,688)	(3,064)
Increase (decrease) in payables	8,218	(2,084)
Increase (decrease) in accruals	(22,783)	(38,767)
Net cash provided (used) by operating activities	(1,860)	(66,561)
Cash Flows From Investing Activities		
Purchases of capital assets	(2,467)	(6,525)
Disposition of capital assets	637	---
Investment securities purchased	(5,167)	211,746
Investment securities sold	4,925	---
Net cash provided (used) by investing activities	(2,072)	205,221
Cash Flows From Financing Activities		
Note Receivable - related party	(5,465)	8,836
Stock issue / (Purchase of Treasury Stock)	---	(139,294)
Net cash provided (used) by financing activities	(5,465)	(130,458)
Net Increase (Decrease) in Cash	(9,397)	8,202
Cash at Beginning of Period	9,703	1,510
Cash at End of Period	$ 306	$ 9,703
Supplemental Disclosure of Cash Flow Information		
Cash Paid During the Year for:		
Interest	324	555
Taxes	$ 0	$ 8,217

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ACCOUNTING POLICIES

Sycamore Financial Group is a securities brokerage firm. Currently the firm does not self-carry any securities accounts except through their correspondent, Southwest Securities Corporation. The firm also deals directly with certain firms for mutual funds, unit trusts, gold and silver. Sycamore Financial Group maintains no physical securities, client cash or margin accounts.

The firm has branch offices in Anderson and Muncie, Indiana, which run all transactions through the Kokomo office. Kokomo pays the branches commissions earned once each month. The firm provides no overhead contribution to the branches.

The cost of furniture and fixtures, equipment, buildings, and improvements is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line, ACRS, and MACRS methods for financial reporting and income tax purposes. Use of these methods does not result in a material departure from generally accepted accounting principles.

The company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 - INVESTMENT SECURITIES

At December 31, 2002 and 2001, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3 - OTHER INVESTMENTS

Represents an investment in Denny, Inc., a corporate joint venture, in which the company has a 50% interest at December 31, 2002 and 2001. The investment is carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses, and amortization of excess of cost over equity acquired.

NOTE 4 - RECEIVABLES/PAYABLES FROM/TO BROKERS

Receivables from brokers represent commissions due and accrued to Sycamore Financial Group from their correspondents. The payable to brokers is commission due to the brokers at the Anderson and Muncie Branches and registered representatives at the Kokomo main office.

NOTE 5 - NOTES RECEIVABLE - RELATED PARTIES

	2002	2001
Note receivable from Denny, Inc., a corporation 50% owned by the company. Terms of the note had not been specified as of the date of this report.	5,465	-0-

NOTE 6 - INCOME TAX EXPENSE

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the timing differences are expected to reverse.

The components of income tax expense are:

	2002	2001
Currently payable	$ 0	$ 9,515
Deferred taxes/ (credit) due to timing difference	(4,688)	(16,230)
Total income tax expense	$ 4,688	$ 6,715

The principal sources of timing differences are accounting methods used to value investments at market for book purposes and at cost for income tax purposes.

NOTE 7 - LEASES

The Company leases office space located at 2713 Rockford Lane in Kokomo, Indiana from the shareholder of the Company under an operating lease which expires on January 1, 2003. The rental rate per square foot of space is at market value for the geographic area. The lease contains a provision for annual renewals with the same terms and conditions except for the rental rate. Future renewal rates will reflect changes in the CPI or will be based on mutually agreed upon amounts. The Company paid $66,000.00 in rent for the year ended 2002 and 2001. The Company subleases part of the space to other professionals on a year to year basis. Both the rental payments made and sublease rental payments received are shown separately.

SUPPLEMENTARY INFORMATION

SYCAMORE FINANCIAL GROUP
COMPUTATION OF NET CAPITAL REQUIREMENTS
December 31, 2002
Schedule I

1.	Total ownership equity from Statement of Financial Condition		$ 204,589
2.	Deduct ownership equity not allowable for Net Capital		---
3.	Total ownership equity qualified for Net Capital		$ 204,589
4.	Add		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		---
	B. Other-deductions or allowable credits		---
5.	Total capital and allowable subordinated liabilities		204,589
6.	Deductions and/or charges		
	A. Total nonallowable assets from Statement of Financial Condition	$ 40,139	
	B. Secured demand note deficiency	---	
	C. Commodity futures contracts and spot commodities-proprietary capital charges	---	
	D. Other deductions and/or charges	---	(40,139)
7.	Other additions and/or allowable credits		---
8.	Net capital before haircuts on securities positions		164,450
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1 ((f))		
	A. Contractual securities commitments	---	
	B. Subordinated securities borrowings	---	
	C. Trading and investment securities		
	1. Exempted securities	---	
	2. Debt securities	---	
	3. Options	---	
	4. Other securities	28,863	
	D. Undue Concentration	---	
	E. Other	---	(28,863)
10.	Net Capital		$ 135,587

COMPUTATION OF NET CAPITAL REQUIREMENTS

11.	Minimum net capital requested (6-2/3% of line 19)	$ 2,886
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	50,000
13.	Net capital requirement (greater of line 11 or 12)	50,000
14.	Excess net capital (line 10 less 13)	85,587
15.	Excess net capital at 1,000% (line 10 less 10% of line 19)	124,928

SYCAMORE FINANCIAL GROUP
COMPUTATION OF CAPITAL REQUIREMENTS
December 31, 2002

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.1. liabilities from Statement of Financial Condition.		$ 43,292
17.	Add		
	A. Drafts for immediate credit	$ ---	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ ---	
	C. Other unrecorded amounts (List)	$ ---	---
19.	Total aggregate indebtedness		$ 43,292
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		31.93%
21.	Percentage of debt to debt + equity total computed in accordance with Rule 15c3-1(d)		17.46%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B
Not applicable

Note: Difference between this Schedule I and the December 31, 2002 Focus IIA report resulted from a reclassification of credit balances in asset accounts to liabilities in the amount of $29,951. This did not affect net capital computation. Net capital changed by $2 as a result of rounding differences in audited numbers.

Exemption from SEC Rule 15c3-3: Sycamore Financial Group holds no customer securities or funds due to a restrictive agreement maintained by the firm.

Exemption from schedule of segregation requirements and funds in segregation pursuant to Commodity Exchange act: Sycamore Financial Group has no dealings in commodities.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholders of
Sycamore Financial Group

We have examined the financial statements of Sycamore Financial Group for the year ended December 31, 2002, and have issued our report thereon dated January 17, 2003. As part of our examination, we made a study and evaluation of the company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the consolidated financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Sycamore Financial Group that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession of control of all fully paid and excess margin securities as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Sycamore Financial Group taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002, to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange commission and the National Association of Security Dealers and should not be used for any other purpose.

Rider Kenley & Associates

Rider Kenley & Associates
January 17, 2003